EXHIBIT 2.1

DATED	17th	DAY OF	AUGUST	2009

Amongst

UCMG L.L.C.
(“Vendor 1”)

and

UNION CARBIDE CORPORATION

(“Vendor 2”)

and

PETROLIAM NASIONAL BERHAD

(“Purchaser”)

_____________________________________________________

AGREEMENT FOR THE SALE & PURCHASE OF SHARES IN
(1) OPTIMAL GLYCOLS (MALAYSIA) SDN. BHD.;
(2) OPTIMAL OLEFINS (MALAYSIA) SDN. BHD.; AND
(3) OPTIMAL CHEMICALS (MALAYSIA) SDN. BHD.

______________________________________________________

THIS AGREEMENT is made on the  17th    day of     August     2009

Amongst

UCMG L.L.C., a limited liability company organized and existing under the laws of the State of Delaware, United States of America and having its principal office at 1254 Enclave Parkway, Houston, TX 77077, United States of America (“Vendor 1”);

And

UNION CARBIDE CORPORATION, a corporation organized and existing under the laws of the State of New York, United States of America and having its principal office at 1254 Enclave Parkway, Houston, TX 77077, United States of America (“Vendor 2”) (Vendor 1 and Vendor 2 shall hereafter be referred to collectively as “Vendors”);

And

PETROLIAM NASIONAL BERHAD (Company No.: 20076-K), a company incorporated under the laws of Malaysia and having its registered address at Tower 1, PETRONAS Twin Towers, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia (the “Purchaser”).

WHEREAS :

(A)
OPTIMAL GLYCOLS (MALAYSIA) SDN. BHD. (Company No.: 466592-M) is a company incorporated under the laws of Malaysia and having its principal place of business at Level 9, Menara Dayabumi, Jalan Sultan Hishamuddin, Wilayah Persekutuan, 50050 Kuala Lumpur, Malaysia (“OGM”). As at the date hereof, OGM has an authorised share capital of Ringgit Malaysia Six Hundred Million (RM600,000,000) divided into:

(i)	One Million Seventy One Thousand Five Hundred Forty Eight (1,071,548) ordinary shares of Ringgit Malaysia Five Hundred (RM500) each; and

(ii)	One Hundred Twenty Eight Thousand Four Hundred Fifty Two (128,452) preference shares of Ringgit Malaysia Five Hundred (RM500) each,

and an issued and paid-up share capital of Ringgit Malaysia One Hundred Ninety Two Million Seven Hundred Forty Four Thousand (RM192,744,000) divided into:

(a)	Two Hundred Fifty Seven Thousand and Thirty Six (257,036) ordinary shares of Ringgit Malaysia Five Hundred (RM500) each; and

(b)	One Hundred Twenty Eight Thousand Four Hundred and Fifty Two (128,452) preference shares of Ringgit Malaysia Five Hundred (RM500) each.

(B)
Pursuant to a shareholders’ agreement dated 8 April 1998 (“Initial OGM Shareholders’ Agreement”) between Vendor 1 and the Purchaser, the parties had agreed to enter into a joint venture to incorporate OGM and for their rights inter se in OGM to be regulated by the terms of the Initial OGM Shareholders’ Agreement. By an agreement dated 20 September 2006 (“OGM Variation Agreement”), Vendor 1 and the Purchaser agreed to vary certain terms in the Initial OGM Shareholders’ Agreement. The Initial OGM Shareholders’ Agreement, as varied and supplemented by the OGM Variation Agreement, shall hereafter be referred to as the “OGM Shareholders’ Agreement”.

(C)
In accordance with the terms of the OGM Shareholders’ Agreement, Vendor 1 is the registered and beneficial owner of One Hundred Twenty Eight Thousand Five Hundred and Eighteen (128,518) ordinary shares of Ringgit Malaysia Five Hundred (RM500) each and Sixty Four Thousand Two Hundred and Twenty Six (64,226) preference shares of Ringgit Malaysia Five Hundred (RM500) each in the capital of OGM (collectively, the “Sale Shares 1”) amounting to 50% of the issued and paid-up share capital of OGM.

(D)
OPTIMAL OLEFINS (MALAYSIA) SDN. BHD. (Company No.: 466583-K) is a company incorporated under the laws of Malaysia and having its principal place of business at Level 9, Menara Dayabumi, Jalan Sultan Hishamuddin, Wilayah Persekutuan, 50050 Kuala Lumpur, Malaysia (“OOM”). As at the date hereof, OOM has an authorised share capital of Ringgit Malaysia One and a Half Billion (RM1,500,000,000) divided into Three Million (3,000,000) ordinary shares of Ringgit Malaysia Five Hundred (RM500) each and an issued and paid-up share capital of Ringgit Malaysia Two Hundred and Twelve Million Four Hundred and Thirty Two Thousand and Five Hundred (RM212,432,500) divided into Four Hundred and Twenty Four Thousand Eight Hundred and Sixty Five (424,865) ordinary shares of Ringgit Malaysia Five Hundred (RM500) each.

(E)
Pursuant to a shareholders’ agreement dated 17 October 2000 (“Initial OOM Shareholders’ Agreement”) amongst Vendor 2, the Purchaser and Sasol Polymers International Investments (Pty) Ltd. (“Sasol”), the parties had agreed to enter into a joint venture to incorporate OOM and for their rights inter se in OOM to be regulated by the terms of the Initial OOM Shareholders’ Agreement. By agreements dated 6 May 2004 and 20 September 2006 (“OOM Variation Agreements”), Vendor 2, the Purchaser and Sasol agreed to vary certain terms in the Initial OOM Shareholders’ Agreement. The Initial OOM Shareholders’ Agreement, as varied and supplemented by the OOM Variation Agreements, shall hereafter be referred to as the “OOM Shareholders’ Agreement”.

(F)
In accordance with the terms of the OOM Shareholders’ Agreement, Vendor 2 is the registered and beneficial owner of One Hundred Thousand Nine Hundred and Six (100,906) ordinary shares of Ringgit Malaysia Five Hundred (RM500) each in the capital of OOM (the “Sale Shares 2”) amounting to approximately 23.75% of the issued and paid-up share capital of OOM.

(G)
OPTIMAL CHEMICALS (MALAYSIA) SDN. BHD. (Company No.: 466586-D) is a company incorporated under the laws of Malaysia and having its principal place of business at Level 9, Menara Dayabumi, Jalan Sultan Hishamuddin, Wilayah Persekutuan, 50050 Kuala Lumpur, Malaysia (“OCM”). As at the date hereof, OCM has an authorised share capital of Ringgit Malaysia Five Hundred and Fifty Million (RM550,000,000) divided into:

(i)	Nine Hundred Thirty Five Thousand One Hundred and Sixty Two (935,162) ordinary shares of Ringgit Malaysia Five Hundred (RM500) each; and

(ii)	One Hundred Sixty Four Thousand Eight Hundred and Thirty Eight (164,838) preference shares of Ringgit Malaysia Five Hundred (RM500) each,

and an issued and paid-up share capital of Ringgit Malaysia Two Hundred Forty Seven Million Five Hundred Seventy Nine Thousand (RM247,579,000) divided into:

(a)	Three Hundred Thirty Thousand Three Hundred and Twenty (330,320) ordinary shares of Ringgit Malaysia Five Hundred (RM500) each; and

(b)	One Hundred Sixty Four Thousand Eight Hundred Thirty Eight (164,838) preference shares of Ringgit Malaysia Five Hundred (RM500) each.

(H)
Pursuant to a shareholders’ agreement dated 8 April 1998 (“Initial OCM Shareholders’ Agreement”) between Vendor 2 and the Purchaser, the parties had agreed to enter into a joint venture to incorporate OCM and for their rights inter se in OCM to be regulated by the terms of the Initial OCM Shareholders’ Agreement. By an agreement dated 20 September 2006 (“OCM Variation Agreement”), Vendor 2 and the Purchaser agreed to vary certain terms in the Initial OCM Shareholders’ Agreement. The Initial OCM Shareholders’ Agreement, as varied and supplemented by the OCM Variation Agreement, shall hereafter be referred to as the “OCM Shareholders’ Agreement”.

(I)
In accordance with the terms of the OCM Shareholders’ Agreement, Vendor 2 is the registered and beneficial owner of One Hundred Sixty Five Thousand One Hundred and Sixty (165,160) ordinary shares of Ringgit Malaysia Five Hundred (RM500) each and Eighty Two Thousand Four Hundred and Nineteen (82,419) preference shares of Ringgit Malaysia Five Hundred (RM500) each in the capital of OCM (collectively, the “Sale Shares 3”) amounting to 50% of the issued and paid-up share capital of OCM.

(J)	The Vendors have agreed to sell and the Purchaser has agreed to purchase Sale Shares 1, Sale Shares 2 and Sale Shares 3 (collectively, “Sale Shares”) upon the terms and conditions hereinafter set out.

NOW IT IS HEREBY AGREED as follows:

l.	INTERPRETATION

1.01	In this Agreement, unless the context requires otherwise:

“Affected Party”
means the party so affected by a term or condition imposed by an approving person or authority in accordance with Clause 4.03 and in the event that a term or condition affects any of OCM, OGM or OOM, the Purchaser or the Vendors (as the case may be) shall be the Affected Party for the purposes of this Agreement;

“Affiliate”
means an entity Controlling, Controlled by or under common Control with a party (as the case may be), where “Control” and its derivatives means the legal, beneficial or equitable ownership, directly or indirectly, of 50% or more of the capital stock (or other ownership interest, if not a corporation) of such entity ordinarily having voting rights;

“Agreements for
Termination of
Operational
Agreements”	means the agreements to be entered into:

(a)
amongst the relevant Vendor, the Purchaser and each of OGM, OOM and OCM in respect of the termination of each of the OGM Master Services Agreement, OOM Master Services Agreement and OCM Master Services Agreement; and

(b)	between the relevant Vendor Affiliate, and each of OGM, OOM and OCM in respect of the termination of each of the OGM Secondment Agreement, OOM Secondment Agreement and OCM Secondment Agreement; and

(c)
between OGM and MEGlobal International FZE in respect of the termination of the distributorship agreement dated 11 February 1999 relating to ethylene glycols between OGM and Union Carbide Customer Services Pte Ltd (subsequently novated to MEGlobal International FZE), each in the approved terms;

“Business Day”
means a day (excluding Saturdays, Sundays and gazetted public holidays in the Federal Territory of Kuala Lumpur, Malaysia and New York, the United States of America) on which banks generally are open in the Federal Territory of Kuala Lumpur, Malaysia and New York, the United States of America for the transaction of normal banking business with the general public;

“Completion”	means the completion of the sale and purchase of the Sale Shares in the manner specified in Clause 5.01;

“Completion
Statement”	means the statement to be prepared by the respective external auditor of OGM, OOM and OCM in substantially the form set out in Schedule 3;

“Conditions
Precedent”	means the conditions precedent to this Agreement as described in Clause 4.01;

“Consideration”	means the total consideration for the Sale Shares as may be adjusted in accordance with Clause 5.04 and Schedule 2, being the aggregate of Consideration 1, Consideration 2 and Consideration 3;

“Consideration 1”
means the consideration for Sale Shares 1, being the sum of United States Dollars Seventy Nine Million (USD79,000,000) ("Initial Consideration 1"), subject to any adjustment in accordance with Clause 5.04 and Schedule 2;

“Consideration 2”
means the consideration for Sale Shares 2, being the sum of United States Dollars Three Hundred and Eighty Three Million (USD383,000,000) ("Initial Consideration 2"), subject to any adjustment in accordance with Clause 5.04 and Schedule 2;

“Consideration 3”
means the consideration for Sale Shares 3, being the sum of United States Dollars One Hundred and Ninety Eight Million (USD198,000,000) ("Initial Consideration 3"), subject to any adjustment in accordance with Clause 5.04 and Schedule 2;

“Lenders”
means the requisite number and proportion of Voting Parties as defined in (i) the Security Trust and Intercreditor Deed dated 21 September 2004 and entered into by OCM and OGM, amongst others, and (ii) the Security Trust and Intercreditor Deed dated 21 September 2004 and entered into by OOM, amongst others (collectively, the “Security Deeds”) as determined in accordance with the Security Deeds for the purposes of the approvals, consents or agreements (as the case may be) required pursuant to Clause 4.01(b), and the persons set out in Schedule 4 shall comprise all the Voting Parties as at 30 June 2009;

“Letter of Comfort
And Undertaking”
means the letter to be issued by The Dow Chemical Company to OGM, OOM and OCM inter alia in respect of The Dow Chemical Company's shareholding in Dow Chemical Pacific Limited and entities to which the agreements listed below in paragraphs (a) and (b) in the definition of the New Operational Agreements, may have been assigned, novated or transferred, and guaranteeing the performance under those agreements of Dow Chemical Pacific Limited and such entities, in the approved terms;

“Letter of
Undertaking”
means the letter to be issued by the Vendors, The Dow Chemical Company and Global Industrial Corporation to the Purchaser, OGM, OCM and OOM in respect of the limitations to the liability of the Vendors, The Dow Chemical Company, Global Industrial Corporation, the Purchaser, OGM, OCM and OOM and their respective Affiliates (as applicable) in respect of any claims arising from the OGM Secondment Agreement, OCM Secondment Agreement, OOM Secondment Agreement, OGM Master Services Agreement, OCM Master Services Agreement, OOM Master Services Agreement, OGM Shareholders’ Agreement, OCM Shareholders’ Agreement and OOM Shareholders’ Agreement prior to the termination of the said agreements, in the approved terms;

“MITI”	means the Malaysian Ministry of International Trade and Industry;

“New
Operational
Agreements”	means:

(a)	the product off-take agreement to be entered into between the relevant Vendor Affiliate and OCM;

(b)	the technical services agreements to be entered into between the relevant Vendor Affiliate (and Vendor 2 in respect of the agreement with OCM), and each of OGM, OOM and OCM;

(c)	the supplemental agreements to the technology licence agreements to be entered into between Vendor 2 and each of OGM and OCM;

(d)	the trademark agreements to be entered into amongst the relevant Vendor Affiliates, Vendor 2 and OCM; and

(e)	the supplemental agreement to the licence of complementary assets to be entered into between Vendor 2 and OCM,

each in the approved terms;

“OCM Master
Services Agreement”	means the agreement dated 1 September 2000 entered into amongst OCM, the Purchaser and Vendor 2 for the provision of certain services and information by the Purchaser and Vendor 2 to OCM;

“OGM Master
Services Agreement”	means the agreement dated 1 September 2000 entered into amongst OGM, the Purchaser and Vendor 1 for the provision of certain services and information by the Purchaser and Vendor 1 to OGM;

“OOM Master
Services Agreement"	means the agreement dated 1 September 2000 entered into amongst OOM, the Purchaser and Vendor 2 for the provision of certain services and information by the Purchaser and Vendor 2 to OOM;

“OCM Secondment
Agreement”	means the agreement dated 11 February 1999 entered into between Global Industrial Corporation (a Vendor Affiliate) and OCM for the secondment of certain employees to OCM;

“OGM Secondment
Agreement”	means the agreement dated 11 February 1999 entered into between Global Industrial Corporation (a Vendor Affiliate) and OGM for the secondment of certain employees to OGM;

“OOM Secondment
Agreement”	means the agreement dated 11 February 1999 entered into between Global Industrial Corporation (a Vendor Affiliate) and OOM for the secondment of certain employees to OOM;

“RM”	means Ringgit Malaysia, the lawful currency of Malaysia;

“Sale Shares”	shall bear the meaning ascribed to it in Recital J, and which shares are to be bought and sold on the basis as set out in Clause 2;

“Sale Shares 1”	shall bear the meaning ascribed to it in Recital C;

“Sale Shares 2”	shall bear the meaning ascribed to it in Recital F;

“Sale Shares 3”	shall bear the meaning ascribed to it in Recital I;

“SPA Execution
Agreements”	shall bear the meaning ascribed to it in Clause 2.03;

“Unconditional
Date”	means the date upon which the last of the Conditions Precedent is fulfilled or waived;

“USD”	means United States Dollars, the lawful currency of the United States of America;

“Vendor 1 Bank
Account”	means the bank account of Vendor 1, details of which are set out below:

Citibank N.A., New York
ABA [***]
BIC [***]
Account [***],

or such other bank account designated in writing by Vendor 1 prior to Completion;

“Vendor 2 Bank
Account”	means the bank account of Vendor 2, details of which are set out below:

Citibank N.A., New York
ABA [***]
BIC [***]
Account [***];

or such other bank account designated in writing by Vendor 2 prior to Completion; and

“Vendor Affiliate”	means an Affiliate of Vendor 1 or Vendor 2.

1.02
References herein to Clauses and Schedules are to clauses in and schedules to this Agreement unless the context requires otherwise and the Schedules to this Agreement shall be deemed to form part of this Agreement.

1.03	The expressions "the Vendors" and "the Purchaser" shall, where the context permits, include their respective successors and permitted assigns.

1.04	The headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.05
Unless the context requires otherwise (i) words importing the singular include the plural and vice versa and words importing a gender include every gender; and (ii) references to “RM” or “sen” shall be taken as referring to amounts in the lawful currency of Malaysia, and (iii) references to “USD” or “cents” shall be taken as referring to amounts in the lawful currency of the United States of America.

1.06
A document expressed to be “in the approved terms” means a document the terms of which have been approved by or on behalf of the parties hereto and a copy of which has been signed for the purposes of identification by or on behalf of the parties.

2.	SALE OF SHARES

2.01	In consideration of the premises herein:

(a)	Vendor 1 shall sell as legal and beneficial owner of Sale Shares 1; and

(b)	Vendor 2 shall sell as legal and beneficial owner of Sale Shares 2 and Sale Shares 3,

and the Purchaser shall purchase the Sale Shares free from all charges, liens and encumbrances whatsoever and with all rights, benefits and advantages attaching thereto as at Completion, for the Consideration. For the avoidance of doubt, the Purchaser shall not be obliged to complete the purchase of the Sale Shares unless the sale and purchase of all (and not some only) of the Sale Shares can be completed simultaneously in accordance with the provisions herein.

2.02
The Purchaser hereby waives all rights conferred on it by the OGM Shareholders’ Agreement, OOM Shareholders’ Agreement, OCM Shareholders’ Agreement, the memorandum and articles of association of each of OGM, OOM and OCM, and any other document, in respect of the sale and purchase of the Sale Shares and hereby permits the sale and purchase of the Sale Shares in accordance with the terms of this Agreement.

2.03
Simultaneous with the execution of this Agreement, the Vendors shall deliver, to the Purchaser, original undated copies of the New Operational Agreements and the Agreements for Termination of Operational Agreements (collectively, “SPA Execution Agreements”) duly executed by the Vendors and/or the relevant Vendor Affiliates (as the case may be) with the intent that these agreements shall only come into effect on Completion. The Purchaser agrees that in the event this Agreement is lawfully terminated or rescinded prior to Completion, it shall forthwith return all the SPA Execution Agreements to the Vendors.

3.	CONSIDERATION

The Consideration shall, subject to Clause 5.04 below, be United States Dollars Six Hundred and Sixty Million (USD660,000,000) ("Initial Consideration") payable in the following manner:

(a)	to Vendor 1 by wire transfer in immediately available funds to the Vendor 1 Bank Account, for the amount equal to the Initial Consideration 1; and

(b)	to Vendor 2 by wire transfer in immediately available funds to the Vendor 2 Bank Account, for the amount equal to the sum of Initial Consideration 2 and Initial Consideration 3.

4.	CONDITIONS PRECEDENT

4.01
The completion of the sale and purchase of the Sale Shares is subject to and conditional upon the fulfilment of the following Conditions Precedent, any one of which may be waived jointly by the Purchaser and the Vendors except for the Condition Precedent stated under Clause 4.01(b)(iii) which may be waived solely by the Vendors:

(a)	the written approval of MITI for the acquisition by the Purchaser of the Sale Shares; and

(b)	if required, the approvals, consents or agreements (as the case may be) of the Lenders pursuant to the relevant financing arrangement entered into by OGM, OOM and/or OCM with such Lenders for:

(i)	the acquisition by the Purchaser of the Sale Shares;

(ii)	the termination of the existing operational agreements pursuant to the Agreements for Termination of Operational Agreements, and the execution of the New Operational Agreements; and

(iii)
the discharge, with effect from the date of Completion, of the Vendors and the Vendors’ Affiliates (including The Dow Chemical Company) from any and all security, guarantee or assurance provided by them to the Lenders, OGM, OOM and OCM (as the case may be) in connection with the relevant indebtedness or facility granted to OGM, OOM and OCM.

4.02
The Vendors shall use their reasonable endeavours to enable OGM, OOM and OCM to take all necessary action and/or submit all necessary applications towards the fulfilment of the Conditions Precedent, provided that the Purchaser shall provide reasonable assistance in connection with the fulfilment of the Conditions Precedent. The Vendors shall further procure (with the reasonable assistance of the Purchaser) that OGM, OOM and OCM prepare a list setting out all the Lenders whose approval, consent or agreement (as the case may be) was sought by OGM, OOM and OCM (as the case may be) and deliver such list to the parties on the respective date that each of OGM, OOM and OCM (as the case may be) submits the application for such approval, consent or agreement. The cost and expense for the applications to be made for the fulfilment of the Conditions Precedent shall be borne in the following manner:

(a)	for the aggregate of all costs and expenses up to USD150,000, by the Vendors only; and

(b)	for any amounts in excess of USD150,000, they shall be borne:

(i)	50% by the Purchaser; and

(ii)	50% by Vendor 1 and Vendor 2.

4.03
In the event of any rejection of any application for approvals, consents or agreements (as the case may be) ("Approvals"), any party who receives notification of such rejection shall immediately notify the other parties and provided that the parties, each acting reasonably after taking into account the other parties’ views (if any), mutually agree that an appeal should be made against such rejection, the Vendors shall, with the reasonable assistance of the Purchaser, require that OGM, OOM and/or OCM (as the case may be) appeal against the rejection with the intent that the relevant Condition Precedent shall be fulfilled no later than ninety (90) days from the date of this Agreement.

If any term or condition is imposed in respect of any of the Approvals, the parties shall meet within five (5) Business Days to discuss such condition with each other in an effort to determine the manner in which it can be addressed or resolved. The Affected Party shall:

(a)
within five (5) Business Days after the parties’ first meeting, notify the other parties in writing of its determination (on a reasonable basis) of whether such terms or conditions imposed are acceptable or unacceptable to it, in which  latter case, the relevant Approval shall be deemed not to have been obtained; and

(b)
in such latter case, provided that the Affected Party is of the reasonable opinion that such appeal will not, after taking into account the other parties’ views, be to the disadvantage of the Affected Party, OGM, OCM or OOM:

(i)
the Affected Party shall immediately appeal or cause the appeal against such terms or conditions imposed and in so doing, permit the other parties to jointly work and assist the Affected Party's appeal; and

(ii)	the Affected Party shall allow the other parties the opportunity to at any time satisfy such terms and conditions on behalf of the Affected Party.

In the event that, in accordance with Clause 4.03(b) above, the Affected Party decides not to appeal against such term or condition imposed, or such appeal is not unconditionally allowed or modified to the reasonable satisfaction of the Affected

Party by the approving authority or person, the Affected Party shall be entitled by notice in writing forthwith to the other parties:

(i)	to reject the term or condition, in which event the Approval shall be deemed not to have been obtained; or

(ii)	to accept the term or condition or such term or condition as modified by the approving authority or person on appeal, in which event the Approval shall be deemed to have been obtained.

The reasonable and substantiated cost and expense in connection with the submission of any appeal shall be borne by the Vendors. For the purpose of this clause, each party agrees that where any notice or communication is received from any approving authority or person relating to the fulfilment of the Conditions Precedent it shall immediately, and in any event no later than three (3) Business Days following its receipt of the same, inform the other parties.

4.04
The Completion of the sale and purchase of the Sale Shares shall be deemed to be unconditional on the date on which the notification of fulfilment or the waiver (granted in accordance with Clause 4.01) of the last of the Conditions Precedent is received or is given by all of the relevant parties or party (as the case may be), being the Unconditional Date. Notwithstanding any other provision herein, it is agreed that henceforth from the Unconditional Date, neither of the parties shall be entitled to terminate this Agreement except in accordance with any rights of rescission or termination set out expressly in this Agreement.

4.05
If the Conditions Precedent shall not have been fulfilled or waived (as the case may be) within sixty (60) days from the date of this Agreement, the parties agree that an automatic extension of thirty (30) days shall be granted to enable the fulfilment of the Conditions Precedent.

5.	COMPLETION

5.01
Completion shall occur on the fifth (5th) Business Day from the Unconditional Date at Kuala Lumpur, or on such later date as the parties may mutually agree in writing (which in any event shall not be later than One Hundred and Twenty (120) days after the date of this Agreement, unless the time for Completion shall be extended pursuant to Clause 7.02). At Completion:

(a)	the Vendors shall deliver, or cause to be delivered, the following documents to the Purchaser:

(i)	the original share certificate(s) relating to all the Sale Shares;

(ii)	duly executed original share transfer form(s) in respect of the Sale Shares in favour of the Purchaser;

(iii)
letters of resignation dated as of the date of Completion, of all directors of OGM, OOM and OCM nominated or appointed by the Vendors from their positions as directors substantially in the form annexed hereto in Schedule 1;

(iv)	the Letter of Comfort and Undertaking duly executed by the authorised representative of The Dow Chemical Company; and

(v)	the Letter of Undertaking duly executed by the authorised representatives of the Vendors, The Dow Chemical Company and Global Industrial Corporation.

(b)	subject to the Purchaser’s receipt of all the documents listed in Clause 5.01(a) above, the Purchaser shall:

(i)	pay the Initial Consideration to the Vendors in accordance with Clause 3; and

(ii)	deliver to the Vendors a counterpart of the Letter of Undertaking and each of the Agreements for Termination of Operational Agreements duly executed by the Purchaser (where it is a party).

5.02	The Purchaser shall, within twenty one (21) days after the date of Completion, procure the board of directors of each of OGM, OOM and OCM to resolve to approve:

(a)	the transfer of the Sale Shares to the Purchaser;

(b)	the acceptance of the resignations of the directors whose resignation letters have been delivered in accordance with Clause 5.01(a)(iii); and

(c)
the execution of the Agreements for Termination of Operational Agreements, New Operational Agreements, the Letter of Undertaking and the Letter of Comfort and Undertaking and the transactions contemplated thereunder.

5.03
The Purchaser shall forthwith, and in any event no later than thirty (30) days, following the date of Completion, deliver to the Vendors a counterpart of each of the Agreements for Termination of Operational Agreements, New Operational Agreements, the Letter of Undertaking and the Letter of Comfort and Undertaking duly executed by OGM, OOM and OCM (as the case may be).

5.04
Following Completion, the parties agree that if the Completion Net Financial Position of OGM, OOM or OCM (as determined in accordance with Schedule 2) is different from the Benchmark Net Financial Position (as the term is defined in Schedule 2) of OGM, OOM and/or OCM (as stipulated in Schedule 2) respectively, then following Completion, Consideration 1, Consideration 2 and/or Consideration 3 shall be adjusted in accordance with the provisions of Schedule 2.

5.05	With effect from the date of Completion:

(a)
subject to Clause 5.05(b) and Clause 5.05(c), the Vendors and the Purchaser discharge and release each other (and their respective legal successors, shareholders, related corporations, employees, officers and directors) from the rights and obligations under the OCM Shareholders' Agreement, the OGM Shareholders’ Agreement and the OOM Shareholders' Agreement, and waive all claims that it has or may have against the other party (and/or its legal successors, shareholders, related corporations, employees, officers and/or directors) under or arising from the OCM Shareholders' Agreement, the OGM Shareholders’ Agreement and the OOM Shareholders' Agreement;

(b)	the OCM Shareholders' Agreement and the OGM Shareholders' Agreement shall be terminated but such termination shall be without prejudice to:

(i)
the survival of Articles 7.9 and 31 (Indemnification), Articles 22 (Confidentiality), Article 23.1 (Patents), Articles 24.3 (Termination of Ancillary Agreements), Article 27 (Arbitration) and Article 28 (Governing Law);

(ii)
the survival of Articles 12.4 (Location of and Access to Books/Records) and 12.8 (Other Financial Reports) only to the extent that they relate to books, records, documents, information and reports relating to the period up to Completion and are necessary for the Vendors to have access to for purposes of its reporting and regulatory requirements; and

(iii)
the rights (if any) of (A) Vendor 2 and/or the Purchaser and the consequent liability of any other party arising from any breach of the OCM Shareholders’ Agreement prior to the termination of the OCM Shareholders’ Agreement; and (B) Vendor 1 and/or the Purchaser and the consequent liability of any other party arising from any breach of the OGM Shareholders’ Agreement prior to the termination of the OGM Shareholders’ Agreement, all of which shall survive termination of the shareholders’ agreements and no party discharges the other party from its liabilities and obligations stipulated in Clause 5.05(b)(i), Clause 5.05(b)(ii) and Clause 5.05(b)(iii) or waives any claims that it may have against any other party related to such obligations; and

(c)	the OOM Shareholders' Agreement shall terminate as between the Purchaser and Vendor 2 but such termination shall be without prejudice to:

(i)
the survival of Articles 7.9 and 31 (Indemnification), Article 22 (Confidentiality), Article 23.1 (Patents), Article 24.3 (Termination of Ancillary Agreements), Article 27 (Arbitration) and Article 28 (Governing Law);

(ii)
the survival of Articles 12.4 (Location of and Access to Books/Records) and 12.8 (Other Financial Reports) only to the extent that they relate to books, records, documents, information and reports relating to the period up to Completion and are necessary for the Vendor 2 to have access to for purposes of its reporting and regulatory requirements; and

(iii)
unless otherwise agreed in writing between any of the parties to the OOM Shareholders’ Agreement to bind only the parties to such agreement in writing, the rights (if any) of any party to the OOM Shareholders’ Agreement and the consequent liability of the relevant party arising from any breach of the OOM Shareholders’ Agreement prior to the termination of the OOM Shareholders’ Agreement, all of which shall survive such termination of the shareholders’ agreement and no party discharges the other party from its liabilities and obligations stipulated in Clause 5.05(c)(i), Clause 5.05(c)(ii) and Clause 5.05(c)(iii) or waives any claims that it may have against any other party related to such obligations. Subject to the survival and retention of its rights and obligations under Clause 5.05(c)(i), Clause 5.05(c)(ii) and Clause 5.05(c)(iii), Vendor 2 shall, upon termination of the OOM Shareholders’ Agreement, cease to have any further rights or obligations under the said agreement and all such other rights that Vendor 2 may otherwise have thereunder shall to the fullest extent practicable be vested in the Purchaser with effect from Completion. For the avoidance of doubt, the provisions of this Clause 5.05(c) shall be binding only as between the Purchaser and Vendor 2 and shall not in any way be construed as an obligation on the Purchaser or Vendor 2 to cause such provisions be made binding as between Vendor 2 and Sasol.

6.	WARRANTIES

6.01	Vendor 1 hereby warrants to the Purchaser that:

(a)
Sale Shares 1 are legally and beneficially owned by Vendor 1 free from any claims, options, pledges, charges, liens, equities or encumbrances whatsoever (save for the rights of pre-emption or rights of first refusal set out in the OGM Shareholders' Agreement and memorandum and articles of association of OGM) and that each of the Sale Shares 1 is fully paid-up;

(b)
Vendor 1 has unrestricted rights (save for the rights of pre-emption or rights of first refusal set out in the OGM Shareholders' Agreement and the memorandum and articles of association of OGM) to transfer the Sale Shares 1 to Purchaser and to give good and unencumbered title thereto;

(c)
Vendor 1 has obtained all approvals, and has taken all such actions, as may be necessary to confer upon it full power and authority to enter into this Agreement and this Agreement, when executed by Vendor 1, will constitute valid and binding obligations on Vendor 1; and

(d)
no order has been made or petition presented or resolution passed for the winding-up of Vendor 1 nor has any distress, execution or other process been levied in respect of Vendor 1 or any of its assets or properties nor is there any unfulfilled or unsatisfied judgment or court order outstanding against Vendor 1 that may affect the performance of this Agreement.

6.02	Vendor 2 hereby warrants to the Purchaser that:

(a)
Sale Shares 2 and Sale Shares 3 are beneficially owned by Vendor 2 free from any claims, options, pledges, charges, liens, equities or encumbrances whatsoever (save for the rights of pre-emption or rights of first refusal set out in the OOM Shareholders' Agreement, OCM Shareholders’Agreement, and the memorandum and articles of association of each of OOM and OCM) and that each of Sale Shares 2 and Sale Shares 3 is fully paid-up;

(b)
Vendor 2 has unrestricted rights (save for the rights of pre-emption or rights of first refusal set out in the OOM Shareholders' Agreement, OCM Shareholders’ Agreement, and memoranda and articles of association of each of OOM and OCM) to transfer the Sale Shares 2 and Sales Share 3 to Purchaser and to give good and unencumbered title thereto;

(c)
Vendor 2 has obtained all approvals, and has taken all such actions, as may be necessary to confer upon it full power and authority to enter into this Agreement and this Agreement when executed will constitute valid and binding obligations on Vendor 2; and

(d)
no order has been made or petition presented or resolution passed for the winding-up of Vendor 2 nor has any distress, execution or other process been levied in respect of Vendor 2 or any of its assets or properties nor is there any unfulfilled or unsatisfied judgement or court order outstanding against Vendor 2 that may affect the performance of this Agreement.

6.03
The Purchaser hereby warrants to each of Vendor 1 and Vendor 2 that the Purchaser has full power and authority and save for the approvals of MITI and the Lenders under Clause 4.01, has obtained all other relevant approvals to enter into this Agreement and complete the transactions contemplated herein and that this Agreement when executed will constitute valid and binding obligations on the Purchaser.

6.04
Each of Vendor 1, Vendor 2 and the Purchaser hereby undertakes to each other that, as from the date of this Agreement until Completion each will continue to exercise their respective obligations and functions as shareholders to procure that the business of OGM, OOM and OCM is carried on in its usual and ordinary course to maintain its usual operating volumes and business practices consistent with its existing policies and procedures.

6.05
It is agreed that, save and except for the warranties expressly given by Vendor 1,  Vendor 2 and the Purchaser in Clause 6.01, Clause 6.02 and Clause 6.03 respectively, no other representations or warranties, whether implied by law or otherwise, are given by the Vendors to the Purchaser and by the Purchaser to any of the Vendors in connection with or relating to the transactions in this Agreement. Each of the Vendors and the Purchaser hereby disclaims any and all liability for any warranty, representation or any implied term or obligation except for the warranties, terms and obligations expressly set out in this Agreement.

6.06
The warranties set forth in Clause 6.01, Clause 6.02 and Clause 6.03 shall be deemed to be repeated by each of Vendor 1, Vendor 2 and Purchaser respectively as at Completion as if the references therein to the date of this Agreement were references to the date of Completion.

6.07
Each of the Vendors undertakes with the Purchaser that it shall procure the directors it has nominated to the board of directors of OGM, OOM and OCM not to vote in favour of any resolution for the declaration of dividends or other distributions for the period between 31 March 2009 and the date of Completion.

7.	LAW AND JURISDICTION

7.01	This Agreement shall be governed by and construed in accordance with the laws of Malaysia.

7.02
Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in Kuala Lumpur in accordance with the United Nations Commission on International Trade Law (UNCITRAL) Arbitration Rules for the time being in force, which rules are deemed to be incorporated by reference in this clause. In the event of a dispute arising out of or in connection with this Agreement, the parties agree to extend the date for Completion as stipulated in Clauses 5.01 and 9.01(c) as may be necessary to permit sufficient time for the resolution of any such dispute and the completion of the sale and purchase of the Sale Shares thereafter.

7.03
The tribunal shall consist of three (3) arbitrators, one (1) to be appointed by the Vendors, one (1) by the Purchaser, and the third shall be appointed by the arbitrators appointed by the Vendors and the Purchaser. If the two (2) arbitrators so appointed cannot agree on the appointment of the third arbitrator, the parties agree that the appointing authority for the third arbitrator shall be the chairman of the Kuala Lumpur Regional Centre for Arbitration. The third arbitrator shall neither be (i) a citizen or resident of Malaysia; nor (ii) a citizen or resident of the United States of America. The third arbitrator shall act as the presiding arbitrator of the tribunal.

7.04	The seat of arbitration shall be Kuala Lumpur and the language for the arbitration shall be English.

7.05	The decision of the tribunal shall be final, binding and incontestable and may be used as a basis for judgments thereon in Malaysia, the United States of America and elsewhere.

8.	OPTION TO BUY BACK

Subject to Completion, the Purchaser hereby offers to Vendor 1 and Vendor 2 the option to buy back as a shareholder up to 20% of the equity in OGM and OCM. This option should be exercised, on a willing buyer willing seller basis, within five (5) years from the date of Completion.

9.	TERMINATION

9.01	If:

(a)
any party (“Defaulter”) shall materially breach any of its obligations under the terms of this Agreement and such breach is either incapable of remedy or if capable of remedy, has not been remedied within seven (7) days of the service of a written notice on the Defaulter requiring such breach to be remedied;

(b)	any of the Conditions Precedent is (unless waived) not fulfilled upon the expiry of a period of ninety (90) days from the date of this Agreement;

(c)	Completion does not occur within the One Hundred and Twenty (120) day-period as stipulated in Clause 5.01; or

(d)	any of the warranties in Clause 6 is untrue, misleading or incorrect in any material respect,

the non-Defaulter (in the case of Clause 9.01(a)), any of the Vendors or the Purchaser (in the case of Clause 9.01(b) and Clause 9.01(c)), and the recipient of the relevant warranty (in the case of Clause 9.01(d)) shall be entitled to terminate this Agreement by giving immediate notice in writing to the other parties, subject to the liability of any party to the others in respect of any breaches of this Agreement prior to such termination. The right of termination under Clause 9.01(c) above (i) shall not be exercisable by a party who is in default of its obligations under Clause 5; and (ii) is subject to Clause 7.02.

9.02	The provisions of Clauses 7, 9.02, 10, 11, 12.02, 12.03, 12.04, 12.06, and 12.07 shall survive the termination of this Agreement.

10.	PARTIES' INDEMNITIES

Each of the parties agrees and undertakes with the other parties to indemnify and hold the other parties harmless from and against any damage or loss suffered, incurred or sustained by any of the other parties, or to which any of the other parties becomes subject, resulting from, arising out of or relating to any misrepresentation, breach of warranty or non-fulfilment of or failure to perform any covenant or obligation contained in this Agreement by such party.

11.	CONFIDENTIALITY AND RESTRICTION ON ANNOUNCEMENT

11.01	Save in respect of:

(a)	information which at the time of disclosure is within the public domain or otherwise available to the public;

(b)	information which after disclosure comes into the public domain or otherwise becomes available to the public, other than by reason of a breach of this Clause 11;

(c)	information which was already known to or otherwise in the possession of the recipient prior to disclosure to the recipient by the provider of the information;

(d)	information obtained from any third party or person; or

(e)	information which is required to be disclosed by law or by any securities exchange or any supervisory or regulatory body to whose rules the recipient (or its Affiliate) is subject;

any information, data and or contents of documents made available by any party hereto to the other pursuant to the terms of this Agreement shall not, without the prior written consent of such Party be disclosed to any person, firm or corporation not being a party hereto for any purpose other than the implementation of the provisions hereof. Such information data and/or contents of documents may be disclosed to officers, employees and consultants of the respective party but only to the extent required in each instance for the implementation of the terms herein contained.

11.02
Each of the parties to this Agreement undertakes that prior to Completion it will not (save as required by law or by any securities exchange or any supervisory or regulatory body to whose rules any party to this Agreement or its Affiliate is subject) make any announcement in connection with this Agreement unless the other parties have given their respective consent to such announcement.

12.	MISCELLANEOUS

12.01
Each party shall pay its own costs and disbursements of and incidental to the preparation of this Agreement. Stamp duty on this Agreement and the instrument(s) of transfer in respect of the Sale Shares shall be borne:

(a)	50% by the Purchaser; and

(b)	50% by Vendor 1 and Vendor 2.

12.02
Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) days' prior written notice specified to the other parties):

to Vendor 1:	UCMG L.L.C.
1254 Enclave Parkway
Houston, TX 77077
United States of America
Fax Number:	+1 281 966 2394
Attention:	President

with a copy to:	UNION CARBIDE CORPORATION
1254 Enclave Parkway
Houston, TX 77077
United States of America
Fax Number:	+1 281 966 2394
Attention:	General Counsel

to Vendor 2:	UNION CARBIDE CORPORATION
1254 Enclave Parkway
Houston, TX 77077
United States of America
Fax Number:	+1 281 966 2394
Attention:	General Counsel

with a copy to:	UCMG, L.L.C.
1254 Enclave Parkway
Houston, TX 77077
United States of America
Fax Number:	+1 281 966 2394
Attention:	President

to the Purchaser:	PETROLIAM NASIONAL BERHAD
Level 73, Tower 1, PETRONAS Twin Towers
Kuala Lumpur City Centre, 50088
Kuala Lumpur, Malaysia
Fax Number:	+603 2331 4694
Attention:	General Manager, Business Development Unit,
Corporate Planning & Development Division

with a copy to:	PETROLIAM NASIONAL BERHAD
Level 69, Tower 1, PETRONAS Twin Towers
Kuala Lumpur City Centre, 50088
Kuala Lumpur, Malaysia
Fax Number:	+603 2051 2960
Attention:	General Manager (Legal), Petrochemical
Business

Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered (a) if given or made by letter, when actually delivered to the relevant address; and (b) if given or made by fax, when despatched with confirmed answerback.

12.03	This Agreement shall not be assignable.

12.04
This Agreement and the Letter of Undertaking (when signed, countersigned and delivered by all relevant parties to the Letter of Undertaking) constitute the whole agreement between the parties and it is expressly declared that no variations hereof shall be effective unless made in writing and signed by all parties. The Purchaser acknowledges that it has made its own independent evaluation of the business undertaken by OOM, OGM and OCM and except for the warranties in Clauses 6.01 and 6.02 only, it has not been induced to enter into this Agreement or any of the transactions contemplated hereby by any representation made or advice given by the Vendors. Each party further agrees that its only remedy for any of the other parties' breach of the terms of this Agreement shall be an action for breach of contract and hereby agrees that it will not bring any claim for damages in respect of tort in respect of any matter relating to or connected with this Agreement.

12.05
The provisions of this Agreement including the warranties herein contained, insofar as the same shall not have been fully performed at Completion, shall remain in full force and effect notwithstanding Completion.

12.06
Notwithstanding any provision to the contrary in this Agreement, no party shall be liable to any other party for any consequential losses or indirect losses as a result of a breach of this Agreement. The parties further acknowledge and agree that the only remedy available to it in respect of a breach of any provision of this Agreement shall be for damages for breach of contract and that each party shall have no claim or remedy in tort or any other causes of action in respect of such breach.

12.07	All warranties, undertakings, covenants, agreements and obligations given or entered into by the Vendors are given or entered into by each of Vendor 1 and Vendor 2 severally, and not jointly.

12.08
The Vendors and the Purchaser shall do and execute or procure to be done and executed all such further acts, deeds, things and documents as may be necessary to give effect to the terms of this Agreement.

12.09	Time for the performance of the obligations under this Agreement shall be of the essence.

12.10
This Agreement may be executed in several counterparts (whether original or facsimile counterparts) and upon due execution of all such counterparts by one or more parties (so that each party has executed at least one counterpart), each counterpart shall be deemed to be an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

Signed by: Eudio Gil	)
)
for and on behalf of	)	/s/ Eudio Gil
UCMG L.L.C.	)	Treasurer
in the presence of :	)

Erin M. Royalty

Signed by: Patrick Gottschalk	)
	)	/s/ Patrick Gottschalk
for and on behalf of	)	Chief Executive Officer
UNION CARBIDE	)
CORPORATION	)
in the presence of :	)

Erin M. Royalty

Signed by	)
Datuk Nasarudin Md Idris	)
for and on behalf of	)	/s/ Datuk Nasarudin Md Idris
PETROLIAM NASIONAL	)	Vice President
BERHAD	)	Corporate Planning & Development Division
in the presence of :	)

Emran Othman